LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
January 6, 2023
Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Horizon Kinetics Energy Remediation ETF (S000079432)
Dear Ms. Larkin:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Horizon Kinetics Energy and Remediation ETF (formerly, the Horizon Kinetics Energy Remediation ETF) (the “Fund”), a new series of the Trust, filed as Post-Effective Amendment No. 223 to the Trust’s Registration Statement on Form N-1A filed October 28, 2022 (SEC Accession No. 0000894189-22-007942) (the “Amendment”).
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.The Staff believes that the Fund’s name must comply with Rule 35d-1 (the “Names Rule”). Please include an 80% policy with respect to companies that have economic ties to the energy and remediation industry.
Response:    The Fund will adopt and disclose the following 80% investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”):
The Fund invests, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in companies that produce hydrocarbon-based energy and related products, and/or provide products or services to support such production efforts (collectively, “Energy Companies”) and companies that are developing products or providing products and services intended to reduce or remediate the negative effects of hydrocarbon-based energy production (collectively, “Remediation Companies”).
Comment 2.Please define energy and remediation or include in your 80% policy.
Response:    The Fund has defined these terms as they relate to the issuers in which the Fund will invest in its 80% investment policy adopted pursuant to Rule 35d-1 as set forth in response to Comment 1.
Comment 3.With respect to the second sentence of the first paragraph of the “Principal Investment Strategies” section, please clarify how the current language ties to energy remediation.
Response:    The second sentence of the first paragraph states that “[t]he Fund will invest in both companies attempting to produce carbon-based energy with less environmental impact and companies developing technologies that will support such production.” As is reflected by this sentence, references to remediation in the description of the Fund’s principal investment strategies refer to companies’ efforts to remedy the environmental harm caused by hydrocarbon-based energy production over time through the development and use of production techniques and products that reduce the current environmental impact of hydrocarbon-based energy production methods.

Comment 4.With respect to the first sentence of the second paragraph of the “Principal Investment Strategies” section, please clarify what is meant by “other instruments.”
Response:    The Trust has clarified the sentence as requested. The reference to “other instruments” merely recognized that, while the Fund does not anticipate doing so to a significant extent, it may invest in instruments that are not securities.
Comment 5.With respect to the sentence of the fourth paragraph of the “Principal Investment Strategies” section, please change “CO2” to “carbon dioxide.”
Response:    The Trust confirms the requested change has been made.
Comment 6.With respect to the second sentence of the fourth paragraph of the “Principal Investment Strategies” section, please explain supplementally what is meant by the word “utilize” in the sentence.
Response:    As it relates to the third category of Remediation Companies in which the Fund may invest, it means that the Fund may invest in companies that “use” products or services that enable the production or consumption of hydrocarbons in a more efficient and/or environmentally-friendly manner. For example, the Fund may seek to invest in fracking companies that use water-free fracking systems or wastewater purification systems.
Comment 7.With respect to the fourth paragraph of the “Principal Investment Strategies” section, please describe specifically the criteria the Fund uses in determining what issues it considers to have ESG characteristics consistent with its chosen ESG focus.
a.The disclosure should include whether the Fund selects investments by reference to (for example): (1) an ESG index; (2) ESG scores or data from a third party rating organization; (3) a proprietary screen and the factors the screen applies; or (4) a combination of the above methods.
b.The Fund should also describe its due diligence practices in applying its screening criteria to portfolio companies (e.g. perform own independent analysis of issuer or does it rely on third party data.
c.Please explain: (1) if the Fund’s ESG criteria are applied to every investment or only some investments; and (2) whether ESG is the exclusive factor considered or is one of several factors considered.
Response:    The Fund does not have and does not hold itself out as having an ESG-focused investment mandate, nor does the Fund consider ESG-related investment factors, characteristics or criteria in connection with its investment selection process or otherwise as part of its investment strategy. The Trust, therefore, believes these comments are not applicable to the Fund.
Comment 8.If the Fund relies heavily on scores from a small number of data providers, please identify the provider and briefly summarize each provider’s methodology. Please also consider any related principal risks to the use of the third party data providers as methodologies can differ significantly.
Response:    As noted above, the Fund does not consider ESG-related investment factors, characteristics or criteria in connection with its investment selection process or otherwise as part of its investment strategy. This is the case, too, for ESG scores and other similar data provided by third-party data providers. The Fund’s investment selection process and other aspects of its investment strategy are based on proprietary analyses and Adviser-sourced research.

Comment 9.With respect to the last paragraph of the “Principal Investment Strategies” section, please clarify how the Crude Petroleum and Natural Gas Industry compares to Hydrocarbons Industry.
Response:    The Crude Petroleum and Natural Gas Industry refers to an industry grouping within the energy industry classification scheme the Fund has elected to use for purposes of monitoring the Fund’s industry concentration policy. The hydrocarbons industry, on the other hand, is a general umbrella term intended to refer to the industry grouping that houses all of the hydrocarbon-related industries, including not only crude petroleum- and natural gas-related issuers, but also, for example, methane- and propane-related issuers.
Comment 10.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and not overly lengthy or technical, and that the risks the Adviser considers most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included in the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 11.Please consider adding an ESG risk to the Principal Investment Risk.
Response:    The Trust respectfully declines to add the suggested ESG risk as principal investment risk of the Fund for the reasons stated in response to Comment 7.
Comment 12.Under “Additional Information About the Fund - Investment Objective”, please describe the Fund’s investment objective pursuant to Item 9(a) and (b) of Form N-1A. In addition, please describe how the Fund intends to achieve its investment objective. In addition, please provide the Fund’s principal investment strategy and how the Adviser decides which securities to buy and sell as required under Item 9(b)(1) and (2) of Form N-1A.
Response:    The Registrant believes the Fund’s current Item 4 disclosure provides a complete and appropriate description of the Fund’s objective and principal investment strategies, including its buy and sell strategies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. Accordingly, the Registrant has not revised either the Item 4 or Item 9 disclosure.
Comment 13.Please confirm the Fund’s Proxy Voting Policies will be included in the 485(b) filing.
Response:    The Trust confirms the Fund’s Proxy Voting Policies will be included in the 485(b) filing.

Comment 14.Please disclose how the Fund will approach ESG proxy issues for the Fund’s investments or explain in correspondence why it believes such disclosure is not required.
Response:    As stated elsewhere herein, the Fund is not an “ESG fund” and does not intend to deviate from the Adviser’s standard proxy approach. Specifically, the Fund’s Adviser has engaged Institutional Shareholder Services (“ISS”), an independent third-party proxy service, to vote the Fund’s proxies in accordance with its proxy voting guidelines with the intent of serving the best interests of shareholders. While ISS’s guidelines may take into consideration certain ESG factors, any such factors will not be specific to the Fund and its strategy.

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If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 550-7433 or at kent.barnes@usbank.com.
Sincerely,
/s/ Kent Barnes
Kent Barnes
Secretary

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